UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Cuprina Holdings (Cayman) Limited furnishes under the cover of Form 6-K the following in connection with the annual general meeting of its shareholders.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of the Shareholders and Proxy Statement of Cuprina Holdings (Cayman) Limited, to be held on May 14, 2026.
99.2	Form of Proxy Card
99.3	Cuprina 2026 Employee Incentive Plan
99.4	Form of Second Amended and Restated Memorandum and Articles of Association of Cuprina Holdings (Cayman) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: April 21, 2026